Rule 424 (b) (3)
                                               File No. 0-28378

              AMERICAN ASSET ADVISERS TRUST, INC.


            SUPPLEMENT NO. 1 DATED FEBRUARY 6, 1997
               TO PROSPECTUS DATED JUNE 18, 1996





                ATTENTION PROSPECTIVE INVESTORS



The following information should be read carefully and considered in connection with your review of the Prospectus, the receipt of which must precede or accompany this Supplement.











                     STATUS OF THE OFFERING




The Company commenced its offering of Shares of Common Stock on June 18, 1996. As of February 4, 1997, the Company had received contributions aggregating $2,411,276 in Gross
Proceeds (235,246 Shares).



1.  SUITABILITY

ATTENTION OHIO RESIDENTS: By executing the Order Form you are representing to the Company that you are not and will not in the future invest more than ten percent (10%) of your total net worth in the Company's common stock.

2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and
Results of Operations follows for the three and nine months ended
September 30, 1996:

American Asset Advisers Trust, Inc. ("the Company") was organized on August 17, 1993 to acquire, either directly or through joint venture arrangements, undeveloped, newly constructed and existing net-lease real estate that is located primarily on corner or out-parcel locations in strong commercial corridors, to lease to tenants having a minimum net worth of $40 million on a net-lease basis, to hold the properties with the expectation of equity appreciation producing a steadily rising income stream for its shareholders.

LIQUIDITY AND CAPITAL RESOURCES

The Company was organized August 17, 1993 with the intention to qualify and to operate as a real estate investment trust under federal tax laws. Commencing March 17, 1994, the Company offered up to 2,000,000 additional shares of common stock together with 1,000,000 warrants. The offering period terminated on March 15, 1996 with subscriptions having been received for 1,028,253 shares. On June 18, 1996 the Company began a new offering of 2,853,659 shares of its common stock. The offering will terminate on June 17, 1998. As of September 30, 1996, subscriptions had been received for 95,532 shares in this second offering bringing the total shares issued and outstanding to 1,123,785 shares.

On August 22, 1995, the Board of Directors approved a special compensation payment for Mr. Taylor in the amount of $150,000. Mr. Taylor has received no other compensation from the Company for serving as its President. In connection with the special compensation payment, the Company executed a demand note payable at the earlier of July 15, 1996 or the receipt of $10,000,000 from the Company's stock offering. The note shall be payable in cash or stock depending on the availability of cash for such payment. No compensation arrangements were considered by the Directors prior to August 22, 1995, because in their judgment, the Company had not raised sufficient funds to award such compensation. The compensation had not been accrued prior to August 22, 1995 because its payment was uncertain and the level of compensation had not been determined until the August 1995 meeting of the Board of Directors. As of the termination of the initial public offering, the Company had sold in excess of $10,000,000. Although Mr. Taylor can demand payment on the note, such demand has not been made. The decision regarding the nature of the payment, whether in stock or cash, will be made by the Board of Directors at the time Mr. Taylor demands payment. In consideration that no payment has been demanded by Mr. Taylor for the special compensation payment, the Board of Directors approved at its August 1, 1996 meeting the payment of interest to Mr. Taylor at an annual rate of 8%. This interest payment will be paid at the end of six months in cash or in stock. Should the note and interest be paid in cash, such payment would reduce the funds from operations available for distribution and, therefore, would decrease distributions to shareholders.

On September 23, 1996, the Company entered into a joint venture with AAA Net Realty XI, Ltd., an affiliated entity, for the purpose of acquiring property in The Woodlands, Texas upon which a branch bank building will be constructed. The Company's interest in the joint venture is 51% and the Company's share of the purchase price for the property was $260,587 plus $9,713 in acquisition fees paid to affiliates.

On April 5, 1996, the Company entered into a joint venture with AAA Net Realty Fund XI, Ltd. and AAA Net Realty Fund X, Ltd., affiliated partnerships, for the purpose of acquiring a property which is being operated as a Just For Feet retail store in Tucson, Arizona. The Company's interest in the joint venture is 51.9% and the Company's share of the purchase price for the property was $1,815,329 plus $102,860 in acquisition fees paid to affiliates.

RESULTS OF OPERATIONS

Revenues for the three months ended September 30, 1996 were comprised of $218,385 from the Company's real estate operations and $40,034 from interest income. This represented an increase of $109,515 in rental income over the three months ended September 30, 1995 and a decrease of $6,715 in interest income. The Company owned five properties for the entire third quarter of 1996 and the sixth and seventh properties were acquired in September of 1996 while four properties were owned for the entire third quarter of 1995 and the fifth property was acquired in September of 1995. The Company's operating expenses decreased from $206,134 for the third quarter of 1995 to $74,283 for the third quarter of 1996 primarily from executive compensation of $150,000 for the period from August 1993 through August 1995.
See Note 2 for additional information. The Company recorded net income of $138,397 for the three months ended September 30, 1996 as compared to a net loss of $70,420 for the three months ended September 30, 1995.

For the nine months ended September 30, 1996, the Company's total revenues of $721,268 were comprised of $608,705 from real estate operations and $112,563 from interest income. The Company owned five properties for the entire first nine months of 1996 and the sixth and seventh properties were acquired in September of 1996 while three properties were owned for the entire first nine months of 1995 and the fourth and fifth properties were acquired in the third quarter of 1995. The Company's operating expenses decreased from $297,614 for the first nine months of 1995 to $209,634 for the first nine months of 1996 primarily from executive compensation of $150,000 discussed above partially offset by an increase in administrative expenses and depreciation which resulted from the overall increase in the activity of the Company. The Company recorded net income of $391,212 for the nine months ended September 30, 1996 as compared to $56,766 for the nine months ended September 30, 1995.

Revenues increased from $55,067 to $155,619 for the third quarter of 1995 as compared to the third quarter of 1994. The Company's real estate operations generated income of $108,870 from three properties owned for the entire third quarter of 1995 and two additional properties were acquired in September 1995 while $44,799 was earned during the same period in 1994 from one property which was acquired in June of 1994 and a second property which was acquired in August of 1994. Interest income also increased from $10,268 to $46,749 primarily because the Company received interest on a construction loan for most of the quarter in addition to the interest earned on invested funds. The Company's operating expenses for the third quarter increased $180,643 over those of the third quarter of 1994 primarily from executive compensation of $150,000 discussed above and from an increase in other administrative expenses and depreciation which resulted from the overall increase in the activity of the Company.

For the nine months ended September 30, 1995, the Company's real estate income was $292,735 compared to $49,639 for the nine months ended September 30, 1994. The Company received rental income throughout 1995 from three properties and part of September from two additional properties while the Company's first two properties were acquired in June and August of 1994. Interest income for the nine months ended September 30, 1995 totaled $113,456 compared to $20,154 for the nine months ended September 30, 1994. Proceeds from the Company's common stock offering were not disbursed from the escrow account until May 9, 1994. Consequently, no significant interest income was earned by the Company until that time. The Company's operating expenses, excluding depreciation and amortization, increased approximately $201,000 primarily from $150,000 of executive compensation discussed above and from an increase in professional fees. The Company recorded net income of $56,766 and $30,161 for the nine months ended September 30, 1995 and September 30, 1994, respectively.

3.  PROPERTIES

The Company has completed the purchase of three additional properties which are summarized as follows:

Name Of
Property    Purchase       Total     Actual              Capital-
and         Price Of       Leasable  Annual    Percent   ization
Location    Property(1)    Sq. Ft.   Rent(2)   Vacant    Rate(4)

Just for
Feet (3)
Tucson,
Arizona     $1,809,612     19,550    $197,719     0%      10.9%

Bank
United(3)
The
Woodlands,
Texas          255,000      3,685      27,569     0%      10.75%

Bank
United
Houston,
Texas          827,580      3,685      88,965     0%      10.75%

(1) Purchase price represents the pro rata sale price of the Properties and does not include other Acquisition Fees and Acquisition Expenses.

(2) The figures set forth in this column represent current actual rent on the Properties (or, in those cases in which the Company holds interests in the Properties through joint ventures, the Company's share, as a joint venture partner, of current actual rent on such Properties). Actual rent is subject to successive increases over the original and renewal terms of the leases on the Properties.

(3) The Company owns an interest in this Property through a joint-venture with Affiliates.

(4) Capitalization rate is determined by dividing annual rent by the purchase price of the Property.

Just for Feet, Inc., Tucson, Arizona

Final terms of the acquisition of the Just for Feet property after completion of the property are as follows:

Description. On January 19, 1996, the Company entered into a contract to purchase fee simple title to real estate and improvements located at 4775 Oracle Road, Tucson, Arizona. The closing of the purchase of the Property was completed on September 11, 1996 by the Joint Venture (the "Joint Venture") comprised of affiliates AAA Net Realty Fund XI, Ltd. and AAA Net Realty Fund X, Ltd. and the Company. The Property is located on a tract of land consisting of 2.936 acres. The improvements consist of a free-standing masonry building containing approximately 15,349 square feet on the first floor and approximately 4,200 square feet on the mezzanine level.

The Property was acquired subject to a net lease with Just For Feet, Inc., an Alabama corporation ("JFFI"), which will operate a retail store on the Property which sells athletic footwear and apparel and related items. With respect to JFFI, as reported by its management, consolidated revenues totaled $119,819,000 and $56,363,000 for the years ended January 31, 1996 and January 31, 1995, respectively. JFFI recorded consolidated net earnings of $9,722,000 and $3,218,100 for the years ended January 31, 1996 and January 31, 1995, respectively. Current assets of JFFI at January 31, 1996 exceeded current liabilities by $108,303,500, and total assets at such date exceeded total liabilities by $149,269,800.

Lease Information. The original term of the lease, which began on September 11, 1996, is for twenty years. The tenant has the option to renew the lease for two additional terms of five years each.

The Company's share of the base annual minimum rent during the first five years of the original term of the lease is $197,719 (Based upon the current base annual rent, the initial capitalization rate is 10.9%). The Company's share of the base annual minimum rent is $217,475 during the second five years of the original term of the lease, $239,223 during the third five years of the original term of the lease, and $263,200 during the last five years of the original term of the lease. During the two renewal terms of the lease, the Company's share of the base annual rent will be $289,489 and $318,486, respectively. In addition to the base annual rent, the tenant pays all real estate taxes and utility charges on the Property and is required, at its sole expense, to keep and maintain the improvements in good repair and appearance, except for ordinary wear and tear, and make all structural and nonstructural repairs of every kind which may be required to keep the improvements in good condition, repair and appearance.

Terms of Acquisition. The Joint Venture acquired the Property for $3,486,728 which was paid in cash. The Company owns a 51.9% interest in the Joint Venture, AAA Net Realty Fund XI, Ltd. owns a 29.85% interest and AAA Net Realty Fund X, Ltd. owns an 18.25% interest.

Competitive Conditions. The Property is located within approximately 150 yards of the entrance of the Oracle Mall, a regional shopping mall in Tucson, Arizona, and near a Home Depot. A substantial number of national retailers, including Payless Shoes and Converse, fast food restaurants and department stores operate stores in the Oracle Mall.


Bank United, The Woodlands, Texas

Description. On September 23, 1996 the Joint Venture (the "Joint Venture") comprised of affiliate AAA Net Realty Fund XI, Ltd. and the Company acquired fee simple title to real estate located at Grogan's Mill Road and Buckthorne Place, The Woodlands, Texas. The Property consists of undeveloped land of approximately 1.7223 acres on which the tenant will construct a branch bank containing approximately 3,685 square feet.

The Property was acquired subject to a ground lease with Bank United, a Federal Savings Bank. With respect to Bank United, as reported by its management, consolidated net income totaled $62.7 million for the year ended September 30, 1995 and $135.3 million for the nine months ended June 30, 1996. Bank United reported consolidated total assets of $12 billion and consolidated stockholders' equity of $794.7 million as of September 30, 1995 and $11 billion of assets and $805 million of stockholders' equity as of June 30, 1996.

Lease Information. The primary term of the lease is fifteen years. The lease began on September 23, 1996 and expires on September 30, 2011. The tenant has the option to renew the lease for one additional term of five years. The Company's share of the base annual rent during the first five years of the original term of the lease is $27,569, during the second five years is $30,326 and during the final five year term is $33,358. The Company's share of the rent during the renewal term is $36,694. In addition to the base rent, the tenant pays all real estate taxes and utilities on the Property. The tenant is also required, at its sole expense, to keep and maintain the improvements in good repair and appearance, except for ordinary wear and tear and make all structural and nonstructural repairs of every kind which may be required to keep the improvements in good condition, repair and appearance.

Terms of Acquisition. The Joint Venture acquired the Property for a price of $500,000 which was paid in cash. The Company owns a 51% interest in the Joint Venture and AAA Net Realty Fund XI,
Ltd. owns a 49% interest.

Competitive Conditions. There are no branch banks in the immediate vicinity of the Property.


Bank United, Houston, Texas

Description. On December 11, 1996, the Company purchased fee simple title to real estate located at Westheimer and Rogerdale, Houston, Texas. The Property is a tract of undeveloped land containing approximately 42,440 square feet on which the tenant will construct a branch bank containing approximately 3,685 square feet.

The Property was acquired subject to a ground lease with Bank
United, a Federal Savings Bank. Financial information with respect to Bank United is discussed with the preceding Property.

Lease Information. The primary term of the lease is fifteen years. The lease began on December 11, 1996 and expires on December 30, 2011. The tenant has the option to renew the lease for one additional term of five years. The base annual rent during the first five years of the original term of the lease is $88,965, during the second five years is $97,861 and during the final five year term is $107,647. The rent during the renewal term is $118,412. In addition to the base rent, the tenant pays all real estate taxes and utilities on the Property. The tenant is also required, at its sole expense, to keep and maintain the improvements in good repair and appearance, except for ordinary wear and tear and make all structural and nonstructural repairs of every kind which may be required to keep the improvements in good condition, repair and appearance.

Terms of Acquisition. The Company acquired its interest in the Property for $827,580 which was paid in cash.

Competitive Conditions. There are no branch banks in the immediate vicinity of the Property.


                PRO-FORMA FINANCIAL INFORMATION

The following table presents unaudited pro-forma consolidated balance sheet for the Company giving effect to the acquisition of the Bank United, Houston, Texas property as of September 30, 1996. Pro-forma consolidated results of operations are not included as of September 30, 1996 as the initial lease on this property did not commence until December 11, 1996.

             PRO-FORMA CONSOLIDATED BALANCE SHEET
                       SEPTEMBER 30, 1996
                          (Unaudited)

               Historical                            Pro-Forma
                  Costs       Adjustments (1)          Total

Cash         $   1,761,033      ($798,836)         $     962,197

Property        11,208,931        849,874 (2)         12,058,805

Other Assets       533,103        (23,014)               510,089

Total Assets    13,503,067         28,024             13,531,091

Liabilities        228,910         28,024                256,934

Minority
Interest         3,597,249             --              3,597,249

Shareholders'
Equity           9,676,908             --              9,676,908

Total
Liabilities
and
Shareholders'
Equity        $ 13,503,067      $  28,024          $  13,531,091

(1) Adjustments are reflected as if the Bank United property discussed in (2)below was completed on September 30, 1996.

(2) Includes property acquisition costs of $794,477, acquisition fees paid to third parties of $4,359 and acquisition fees paid to affiliates of $51,038 of which $28,024 was unpaid.

4.  MANAGEMENT

Directors and Executive Officers of the Company

The Company has appointed a new officer, L. Larry Mangum as of September 19, 1996. Mr. Mangum assumes the offices of Vice
President and Treasurer.

Background and Experience

     L. Larry Mangum. L. Larry Mangum, 31, will serve as Vice President and Treasurer of the Company. Mr. Mangum is the Vice President of Finance of AAA. Mr. Mangum is responsible for the financial accounting and reporting relating to the AAA-sponsored partnerships and their properties. He previously worked for American General Corporation, a national insurance company, from 1991-1996 as part of a team responsible for supervising their reporting activities. Mr. Mangum received a B.B.A. degree in accounting from Stephen F. Austin State University and subsequently earned the CPA designation.

5. FINANCIAL STATEMENTS

The financial statements for the Company as of September 30, 1996 follow.





               AMERICAN ASSET ADVISERS TRUST, INC.



                CONSOLIDATED FINANCIAL STATEMENTS
                     AS OF SEPTEMBER 30, 1996


PART I - FINANCIAL INFORMATION
Item 1. Financial Statements

AMERICAN ASSET ADVISERS TRUST, INC.
CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 1996 AND DECEMBER 31, 1995

                                                     September 30, December 31,
                                                         1996          1995
                                                      (UNAUDITED)
ASSETS

CASH & CASH EQUIVALENTS                             $   1,761,033 $   1,564,961

PROPERTY:
      Land                                              3,785,097     2,152,103
      Buildings                                         4,435,713     4,436,074
                                                        8,220,810     6,588,177
      Accumulated Depreciation                           (166,878)      (81,512)

TOTAL PROPERTY                                          8,053,932     6,506,665

NET INVESTMENT IN DIRECT FINANCING LEASE                3,154,999       582,753

OTHER ASSETS:
      Acquisition costs                                    94,998        77,761
      Accrued rental income                                58,164        23,845
      Organization costs, net of accumulated
       amortization of $146,705 and $99,130,
        respectively                                      379,941       214,638

TOTAL OTHER ASSETS                                        533,103       316,244

TOTAL ASSETS                                           13,503,067     8,970,623

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts payable                                           63,860        67,481
Compensation payable                                      150,000       150,000
Security deposit                                           15,050        15,050

TOTAL LIABILITIES                                         228,910       232,531

MINORITY INTEREST                                       3,597,249     1,596,169

SHAREHOLDERS' EQUITY

Common stock, $.01 par value, 25,000,000
      shares authorized, 1,123,785 and 827,876
      shares issued and outstanding, respectively          11,238         8,279
Additional paid-in capital                             10,109,280     7,438,368
Accumulated distributions in excess of earnings          (443,610)     (304,724)

TOTAL SHAREHOLDERS' EQUITY                              9,676,908     7,141,923

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $  13,503,067 $   8,970,623




See Notes to Consolidated Financial Statements.


AMERICAN ASSET ADVISERS TRUST, INC.
STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995
        (Unaudited)

                                           Quarter              Year to Date
                                      1996        1995       1996        1995


REVENUES

  Rental income from operating
   leases                         $   185,242 $   90,280 $   547,704 $  246,057
  Earned income from direct
   financing leases                    33,143     18,590      61,001     46,678
  Interest income                      40,034     46,749     112,563    113,456

  TOTAL REVENUES                      258,419    155,619     721,268    406,191


EXPENSES

  Administrative                        8,544          0      25,632          0
  Amortization                         16,681     15,447      47,575     46,023
  Compensation                              0    150,000           0    150,000
  Depreciation                         28,459     14,313      85,366     38,528
  Directors' fees                       3,000      4,500      10,500     13,500
  Filing fees                               0        200         375      1,260
  Interest                              2,000          0       2,000          0
  Legal & professional fees            12,514     19,148      27,289     38,259
  Printing                                 47      2,140       4,051      6,397
  Travel                                    0          0         885      1,330
  Other                                 3,038        386       5,961      2,317

  TOTAL EXPENSES                       74,283    206,134     209,634    297,614

INCOME BEFORE MINORITY INTEREST IN
    NET INCOME OF CONSOLIDATED
     JOINT VENTURE                    184,136    (50,515)    511,634    108,577

MINORITY INTEREST IN NET INCOME OF
  CONSOLIDATED JOINT VENTURE          (45,739)   (19,905)   (120,422)   (51,811)

NET INCOME (LOSS)                 $   138,397 $  (70,420)$   391,212 $   56,766


NET INCOME (LOSS) PER SHARE:

  Primary                         $      0.13 $    (0.10)$      0.38 $     0.09

  Fully Diluted                   $      0.12            $      0.37


WEIGHTED AVERAGE COMMON AND
   COMMON EQUIVALENT SHARES
    OUTSTANDING:
  Primary                           1,081,306    706,417   1,028,815    632,763

  Fully Diluted                     1,383,782              1,331,291





See Notes to Consolidated
   Financial Statements.


AMERICAN ASSET ADVISERS TRUST, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
             (Unaudited)


                                                       Accumulated
                                          Additional  Distributions
                                Common     Paid in     in Excess of
                                 Stock     Capital       Earnings       Total

Balance at December 31, 1995  $   8,279 $  7,438,368 $  (304,724)   $ 7,141,923

Issuance of common stock          2,004    2,001,764                  2,003,768

Issuance costs                              (202,498)                  (202,498)

Distributions                                           (162,724)      (162,724)

Net income                                               117,436        117,436

Balance at March 31, 1996        10,283    9,237,634    (350,012)     8,897,905

Issuance costs                                (3,891)                    (3,891)

Distributions                                           (180,921)      (180,921)

Net income                                               135,379        135,379

Balance at June 30, 1996         10,283    9,233,743    (395,554)     8,848,472

Issuance of common stock            955      978,254                    979,209

Issuance costs                              (102,717)                  (102,717)

Distributions                                           (186,453)      (186,453)

Net income                                               138,397        138,397

Balance at September 30, 1996 $  11,238 $ 10,109,280 $  (443,610)   $ 9,676,908



See Notes to Consolidated
   Financial Statements.


AMERICAN ASSET ADVISERS TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND SEPTEMBER 30, 1995
          (Unaudited)

                                            Quarter               Year to Date
                                       1996        1995        1996        1995

CASH FLOWS FROM OPERATING
  ACTIVITIES

Net income (loss)               $   138,397 $   (70,420) $   391,212 $   56,766

Adjustments to reconcile
  net income to net cash flows
   from operating activities:

  Amortization                       16,681      15,447       47,575     46,023
  Depreciation                       28,459      14,313       85,366     38,528
  Decrease in accounts
    receivable                        3,700      10,103            0         69
  Increase (decrease)in
    accounts payable                 45,557      10,836       (3,621)    13,634
  Increase in compensation
    payable                               0     150,000            0    150,000
  Increase in security deposit            0      15,050            0     15,050
  Cash receipts from direct
    financing leases
     in excess of (less than)
      income recognized              (3,661)        966       (2,185)     2,212
  Decrease in escrow deposits,
    net of minority
      interest partners              51,900      75,000            0          0
  Increase in accrued rental
    income                          (11,916)     (5,294)    (34,319)     (5,294)
  Increase in organization costs    (31,033)          0    (212,878)    (15,530)
  Increase in minority interest      45,739      19,905     120,422      51,811

NET CASH FLOWS FROM
  OPERATING ACTIVITIES              283,823     235,906     391,572     353,269


CASH FLOWS FROM INVESTING
  ACTIVITIES

  Acquisition of real estate:
    Accounted for under the
      operating method             (845,272) (2,699,820)   (845,272) (2,716,767)
    Accounted for under the
      direct financiang method   (1,342,805)          0  (1,342,805)          0
    Acquisition costs                67,151     110,363     (17,237)    (37,275)

NET CASH FLOWS FROM INVESTING
  ACTIVITIES                     (2,120,926) (2,589,457) (2,205,314) (2,754,042)

CASH FLOWS FROM FINANCING
  ACTIVITIES

  Proceeds from issuance of
    stock, net of issuance costs    876,492     835,346   2,673,871   2,259,773
  Decrease in short-term notes
      receivable                          0     793,456           0           0
  Distributions paid to
    shareholders                   (186,453)   (107,803)   (530,098)   (289,609)
  Distributions to minority
    interest partners                49,403     (23,857)   (133,959)    (62,361)

NET CASH FLOWS FROM FINANCING
  ACTIVITIES                        640,636   1,497,142   2,009,814   1,907,803

NET INCREASE (DECREASE) IN CASH
    AND CASH EQUIVALENTS         (1,196,467)   (856,409)    196,072    (492,970)

CASH and CASH EQUIVALENTS at
  beginning of period             2,957,500   1,649,026   1,564,961   1,285,587

CASH and CASH EQUIVALENTS at
  end of period                 $ 1,761,033 $   792,617 $ 1,761,033 $   792,617


See Notes to Consolidated
  Financial Statements.


AMERICAN ASSET ADVISERS TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994
         (Unaudited)

                                            Quarter               Year to Date
                                       1996        1995        1996        1995


SUPPLEMENTAL SCHEDULE OF NON-
  CASH FINANCING ACTIVITIES:

 Real estate contributed by
  partners of the consolidated
   joint ventures               $ 2,014,617 $         0 $ 2,014,617 $         0




See Notes to Consolidated
  Financial Statements.


               AMERICAN ASSET ADVISERS TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30,1996 AND SEPTEMBER 30,1995
                 (Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     American Asset Advisers Trust, Inc. ("the Company") was incorporated on August 17, 1993 as a Maryland corporation. The initial issuance of 20,001 shares of stock for $200,010 was to American Asset Advisers Realty
     Corporation. Commencing March 17,1994, the Company offered up to 2,000,000 additional shares of common stock together with 1,000,000 warrants. The warrants are exercisable at $9 per share between April 1997 and April 1998. The offering period terminated on March 15, 1996 with subscriptions having been received for 1,028,253 shares. On June 18, 1996 the Company offered up to 2,853,659 additional shares of its common stock. The offering will terminate June 17, 1998. As of September 30,1996, subscriptions had been received for 95,532 shares in this second offering bringing the total shares issued and outstanding to 1,123,785 shares.

     The Company was formed with the intention to qualify and to operate as a real estate investment trust under federal tax laws. The Company will acquire commercial and industrial properties using invested and borrowed funds. The selection, acquisition and supervision of the operation of properties is managed by American Asset Advisers Realty Corporation, ("AAA"), a related party.

     The consolidated financial statements include the accounts of American Asset Advisers Trust, Inc. and its majority interest in three joint ventures.

     The financial records of the Company are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are reflected when incurred. Rental income is recorded ratably over the life of the lease.

     For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There has been no cash paid for income taxes or interest during 1996 or 1995.

     Real estate is leased to others on a net lease basis whereby all operating expenses related to the properties including property taxes, insurance and common area maintenance are the responsibility of the tenant. The leases are accounted for under the operating method or the direct financing method.

     Under the operating method, the properties are recorded at cost. Rental income is recognized ratably over the life of the lease and depreciation is charged as incurred.

     Under the direct financing method, properties are recorded at their net investment. Unearned income is deferred and amortized to income over the life of the lease so as to produce a constant periodic rate of return.

     Buildings are depreciated using the straight-line method over an estimated useful life of 39 years.

     Organization costs incurred in the formation of the Company are amortized on a straight-line basis over five years.

     Syndication costs incurred in the raising of capital through the sale of common stock is treated as a reduction of shareholders' equity.

     The Company is qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, and is, therefore, not subject to Federal income taxes provided it meets all conditions specified by the Internal Revenue Code for retaining its REIT status, including the requirement that at least 95% of its real estate investment trust taxable income is distributed by March 15 of the following year.

     The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the disclosures required by generally accepted accounting principles. The financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary to present a fair statement of results for the three and nine month periods ended September 30, 1996 and September 30, 1995.

     The financial statements of American Asset Advisers Trust,
     Inc. contained herein should be read in conjunction with the financial statements included in the Company's annual report on Form 10-K for the year ended December 31, 1995.

2.   RELATED PARTY TRANSACTIONS

     20,001 shares of the Company's stock are owned by American Asset Advisers Realty Corporation ("AAA"). The common stock of AAA is wholly owned by H. Kerr Taylor, President and Director of the Company. In addition, the Company has entered into an Omnibus Services Agreement with AAA whereby AAA provides acquisition, leasing, administrative and management services for the Company. For the three and nine months ended September 30, 1996, $8,544 and $25,632 were paid to AAA for administrative services. No such fees were paid to AAA during the nine months ended September 30, 1995 for administrative services.

     Certain costs have been incurred by AAA in connection with the organization and syndication of the Company. Reimbursement of these costs become obligations of the Company in accordance with the terms of the offering. $23,390 and $78,050 of costs were incurred by AAA for the three and nine months ended September 30, 1996 in connection with the issuance and marketing of the Company's stock. $16,181 and $41,405 of costs were incurred by AAA for the three and nine months ended September 30, 1995 in connection with the issuance and marketing of the Company's stock. These costs are reflected as syndication costs.

     Acquisition fees, including real estate commissions, finders fees, consulting fees and any other non-recurring fees incurred in connection with locating, evaluating and selecting properties and structuring and negotiating the acquisition of properties are included in the basis of the properties. $47,064 and $129,748 of acquisition fees were incurred and paid to AAA for the three and nine months ended September 30, 1996. $73,446 and $195,865 of acquisition fees were incurred and paid to AAA for the three and nine months ended September 30, 1995.

     On August 22, 1995, the Board of Directors approved a special compensation payment plan for H. Kerr Taylor in the amount of $150,000 for services provided from August 1993 through August 1995. In connection therewith, the Company executed a demand note payable at the earlier of July 15, 1996 or the receipt of subscriptions of $10,000,000 from the Company's stock offering. The note shall be payable in cash or stock depending on the availability of cash for such payment. No compensation arrangements were considered by the Board prior to this time because the Company had not raised sufficient funds through its stock offering, as determined by the judgment of the Board, considered necessary for any compensation to be granted. The compensation had not been accrued prior to August 22, 1995 because its payment was uncertain and the level of compensation had not been determined until the August 22, 1995 Board meeting. As of the termination of the initial public offering, the Company had sold in excess of $10,000,000. Although Mr. Taylor can demand payment on the note, such demand has not been made. The decision regarding the nature of the payment, whether in stock or cash, will be made by the Board of Directors at the time Mr. Taylor demands payment. In consideration that no payment has been demanded by Mr. Taylor for the special compensation payment, the Board of Directors approved at its August 1, 1996 meeting the payment of interest to Mr. Taylor at an annual rate of 8%. This interest payment will be paid at the end of six months in cash or in stock. As of September 30, 1996, $2,000 of interest has been accrued related to this note.

     No decisions as yet have been made with respect to any additional compensation for any period after August 1995. The Board of Directors commissioned an external study with respect to the amount and type of compensation which could be paid in the future to officers and/or directors, as well as the contingencies and performance standards on which compensation will be determined. The compensation portion of the study has been completed and will be considered at such time as the Board determines in the future to consider a new compensation arrangement. Accordingly, the financial statements do not include any accruals for compensation subsequent to August 1995.

     On September 23, 1996, the Company entered into a joint venture with AAA Net Realty XI, Ltd., an affiliated entity. The joint venture was formed for the purchase of a parcel of land in The Woodlands, Texas upon which the tenant, Bank United, will construct a branch bank building at its cost. At the termination of the lease the improvements will be owned by the joint venture. The Company's interest in the joint venture is 51%.

     On April 5, 1996, the Company entered into a joint venture with AAA Net Realty Fund XI, Ltd. and AAA Net Realty Fund X, Ltd., affiliated partnerships, for the purchase of a property which is being operated as a Just For Feet retail store in Tucson, Arizona. The Company's interest in the joint venture is 51.9%. The property was purchased on September 11, 1996 after the construction was completed.

     On September 12, 1995, the Company entered into a joint venture agreement with AAA Net Realty Fund XI, Ltd. for the purchase of a property which is being operated as a Blockbuster Music Store in Wichita, Kansas. The Company's interest in the joint venture is 51%.

3.   MAJOR TENANTS

     The following schedule summarizes total rental income by lessee for the three and nine months ended September 30, 1996 and September 30, 1995:

                                  Quarter              Year to Date
                              1996      1995          1996     1995

     Tandy Corporation     $ 27,225  $ 27,306      $ 81,675  $ 81,756
     America's Favorite
     Chicken Co.             23,027    27,027        68,929    71,180
     Blockbuster Music
     Retail, Inc.            94,575    52,029       283,725   137,291
     One Care Health
     Industries, Inc.        50,409     2,508       151,227     2,508
     Just For Feet,Inc.      22,536         -        22,536        -
     Bank United                613         -           613        -

4.   EARNINGS PER SHARE

     The number of shares used in the calculation of primary earnings per share for the three and nine months ended September 30, 1996 and September 30, 1995 are based on the weighted average number of shares of common stock outstanding and, if dilutive, common stock equivalents (stock warrants) of the Company using the modified treasury stock method.

     The number of shares used in the calculation of fully diluted earnings per share for the three and nine months ended September 30, 1996 and September 30, 1995 are based on the weighted average number of shares of common stock outstanding and the number of shares of common stock issued through the exercise of the Company's stock warrants using the modified treasury stock method.

     The calculation of fully diluted earnings per share for the three and nine months ended September 30,1995 proved to be anti-dilutive. Consequently, fully diluted earnings per share is not presented for these periods.